United States securities and exchange commission logo





                              August 3, 2022

       Mini Krishnamoorthy
       Chief Financial Officer
       KludeIn I Acquisition Corp.
       1096 Keeler Avenue
       Berkeley, CA 94708

                                                        Re: KludeIn I
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 1, 2022
                                                            File No. 333-265952

       Dear Ms. Krishnamoorthy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1.                                                   We note the disclosure
that the Sponsor and KludeIn   s officers and directors have agreed
                                                        to waive their
redemption rights in connection with the consummation of the Business
                                                        Combination with
respect to any shares of KludeIn Common Stock they may hold. Please describe any
consideration provided in exchange for this agreement.
       Summary of the Proxy Statement/Prospectus
       Near, page 9

   2. We note your assertion that Near's customers include more than 30 companies on the
                                                        Fortune and Global 500
lists. To provide context for this assertion, please disclose the percentage of revenue
that Near has generated from this customer base. Also, provide
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         appropriate context regarding Near's revenue growth by disclosing Near's net loss for each period.
Summary of the Proxy Statement Prospectus
Organizational Structure, page 11

3. Please revise the current organizational chart of Near to clarify, if true, that such chart reflects the organizational structure following the Reorganization, and state whether the
         Reorganization has yet to be finalized.
Lock-Up Agreements, page 16

4. Revise to specify the number and percentage of shares subject to the lock-up agreements and break out this disclosure by the varying durations of the respective agreements.
Common Stock Purchase Agreement, page 17

5. Prominently disclose that the price CF Principal Investments LLC will pay for the committed shares will be at a discount to the trading price of the combined company's shares. Highlight that CF Principal Investments will therefore have an incentive to sell those shares, and will not be subject to the same level of market risk as other investors. Address the related material risks associated with the Common Stock Purchase
         Agreement and the CF Registration Rights Agreement to the public stockholders who do not redeem their shares in connection with the business combination. For example, explain the significant negative impact sales of shares pursuant to the registration statement that will be filed in connection with the CF Registration Rights
         Agreement could have on the trading price.
Question and Answers
Did the KludeIn Board Obtain a Third-Party Valuation or Fairness Opinion..., page 27

6. Please revise to provide a clear explanation as to the reason why the fairness opinion was obtained. Also, caution shareholders that the fairness opinion opines on the fairness of the transaction to KludeIn, as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.
Selected Historical Financial Information of Near, page 44

7. Please revise to include this information for the three-month periods ended March 31,
         2022 and 2021 as referred to in the introductory language.
Risk Factors
Risks Related to Near's Business and Industry and New Near Following the
Business
Combination, page 49

8.       You disclose elsewhere in the registration statement that Near's top
10
         customers represented 67% of the company's revenue for the year ended December 31,
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         2021, with two customers individually accounting for 29.5% and 16.7% of revenue.
         Please add a risk factor addressing Near's dependence on a limited number of customers.
         Also, for the two customers that accounted for 29.5% and 16.7% of Near's revenue, disclose the material terms of Near's agreements with them, including but not limited to, the term and any termination provisions and the identity of the customers, and file the agreements as exhibits to the registration statement.
We may be unable to build and maintain successful relationships with our channel partners..., page 66

9. Please disclose the percentage of your revenue generated by sales through your channel partners for each of the periods covered by your financial statements. Tell us if any channel partner accounted for more than 10% of your revenue in any period.
Risks Related to KludeIn and the Business Combination, page 69

10. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
KludeIn identified a material weakness in its internal control over financial reporting as of
December 31, 2021..., page 81

11. Please revise to address the specific remediation measures you have taken, to date, and those you still plan to take to address the material weakness your internal control over financial reporting. Also, disclose when you expect to fully remediate these weaknesses and any material costs incurred as part of your remediation plan, to date.
Background of the Business Combination, page 112

12. Please revise your discussion to explain the reasons why KludeIn did not pursue the PIPE financing, as well as the rationale for entering into the common stock purchase agreement with CF Principal Investments LLC.
13. We note that KludeIn's charter included a waiver of the corporate opportunities doctrine.
         Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Certain Projected Financial Information, page 123

14. We note your reference to the financial projections reflecting numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to
Near   s business. Please
         supplement your disclosure here by disclosing all material assumptions used as a basis for the financial projections, including quantified disclosure of any macroeconomic assumptions and estimates related to the four revenue streams anticipated by Near.
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Unaudited Pro Forma Condensed Combined Financial Information
Anticipated Accounting Treatment, page 163

15. You state here that board of directors of the post-combination company will consist of five members; however, elsewhere throughout the filing you refer to a seven member board. Please advise or revise.
Basis of Pro Forma Presentation, page 164

16. You state that assuming 7,760,959 shares are redeemed, KludeIn stockholders will own approximately 19.3% of the outstanding combined company shares. However, based on the chart shown here it appears that they will own 17.3%. Please revise or advise.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2021, page 167

17. The Near pro forma net loss shown here does not agree with the pro forma net loss disclosed on page F-63. Please revise or advise.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 4. Net Income (Loss) per Share, page 170

18. Please revise here to include a discussion of the potential impact on net income (loss) per share should New Near exercise their rights under the Common Stock Purchase
         Agreement. Refer to Article 11-01(a)(8) of Regulation S-X. Information About Near, page 189

19. We note your reference to net revenue retention rate (NRR), which you disclose as being both 133% and 120% as of December 31, 2021. Please revise to clarify NRR as of
         December 31, 2021 and disclose this rate for each period presented. Also, tell us whether you consider NNR to be a key performance measure used by management. In this regard, you state that your business depends on your current customers renewing their licenses and purchasing additional licenses from you. Alternatively, tell us what measure(s)
         management uses to monitor your ability to retain and grow existing customers and include a quantified discussion of such measure(s) in your MD&A disclosures. Refer to
         SEC Release No. 33-10751.
20. We also note your reference to average annual recurring revenue generated by your enterprise customers. Please tell us whether you consider average annual recurring
FirstName LastNameMini Krishnamoorthy
       revenue per customer or revenue per customer to be a key performance measure used by
Comapany    NameKludeIn
       management.    If so,I please
                              Acquisition
                                     reviseCorp.
                                            to disclose this measure for each
period presented and
Augustprovide
        3, 2022aPage
                 discussion
                      4        of any significant fluctuations from period to
period.
FirstName LastName
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21. You refer to both 1.6 billion "unique user IDs" and 1.6 billion "data points" across 70 million places in 44 countries. To the extent these disclosures are referring to the same population, please revise to use consistent references throughout the filing and define the appropriate term.
22. We note your disclosure that you believe the market opportunity for the Near Platform was approximately $23 billion in 2021. Please disclose the method by which you calculated Near's market opportunity, including any underlying assumptions and limitations.
Our Growth Strategies, page 193

23. Revise to provide more information about your plan to execute on an organized strategy for cross-selling within Near accounts, including the time frame and anticipated costs.
         Additionally, with a view toward additional disclosure, please tell us whether management uses any metrics for tracking this "land-and-expand" model.
Customers, page 195

24. Please disclose the number of your customers for each period included in the financial statements, breaking out the number of revenue-generating customers from non-revenue generating customers. Also, define "enterprise clients" and disclose how many customers fall into this category in each financial period. Also, tell us whether you consider number of customers to be a key performance measure used by management. If so, please revise to provide a quantified discussion of any significant fluctuations from period to period in your MD&A disclosures.
Revenue Model, page 195

25. Please disclose if Near's products are free to customers during the trial period. If so, disclose the number of trial customers that become paying customers for each period.
         Disclose the average length of the trial period. To the extent you charge a fee during the trial period, tell us the amount of revenue recognized from such arrangements for each period presented.
Facilities, page 200

26. Please file your material lease agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.
Management's Discussion and Analysis and Results of Operations of Near Results of Operations
Revenue, page 206

27. Please revise to quantify the increase in revenue growth attributable to new versus existing customers. Refer to Section III.D of SEC Release No. 33-6835.
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Liquidity and Capital Resources, page 208

28. You state on page 209 that upon consummation of the business combination, Near expects cash resources to be sufficient to fund current operations for at least the next 12-months.
         Please revise to either state that your current liquidity and capital resources will allow you to operate for the next 12-months or disclose the date through which you estimate your current liquidity and financial resources will allow you to operate. If your current liquidity and capital resources will not cover your operations for the next 12-months, and given their history of net losses and negative operating cash flows, please tell us how management considered the guidance in ASC 205-40-50 regarding evaluating conditions and events that may raise substantial doubt about Near's ability to continue as a going concern and revise to include applicable disclosure, as appropriate. Executive and Director Compensation
Near, page 234

29. For each of Near's directors and executive officers who will serve as a director or an executive officer of the surviving company, please disclose the compensation paid to them in Near's last completed fiscal year. Refer to Item 18(a)(7) of Form S-4.
Near Pte. Ltd. and Subsidiaries Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
q) Revenue Recognition, page F-58

30. You state on page 203 that you bill customers upfront for the license fee. Please explain
         what you mean by a    license    to the platform. In addition, explain
further your statement
         that    if a customer buys a license with a firm number of
deliverables, once the
         deliverables have been used they can no longer run reports on the
system.    Clarify
         whether your arrangements contain a license to intellectual property or access to your platform and services, and revise your disclosures as necessary. Refer to ASC 606-10-55-
         54(a).
31. We note that most of your contracts are cancellable over the contractual term. Please revise to clarify whether you charge any penalties for early termination or whether the customer is entitled to any refund or partial refund upon
cancellation.
32. We note that your pricing model includes a license fee for use of the platform as well as fees for committed spends of a certain dollar value on advertising, which are offered on a tiered pricing model. Please revise here to address how revenue is recognized for each product and service, including the Allspark advertising services discussed on page 203. If you offer contracts that contain multiple performance obligations, such as access to the
         Near Platform as well as advertising spend, disclose the information required by ASC
         606-10-50-20.
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Note 20 - Revenue, page F-78

33. We note subscription-based revenue represents approximately 83% of total revenue in
         2021 and the remainder appears to be generated from the sale of operational products on a on a fixed-fee basis. Please revise Note 2 to include a discussion of your revenue policy for such fixed-fee arrangements. Also, revise here to separately disclose the amount of revenue generated from your over-time subscription-based contracts and your point-in-
         time fixed-fee arrangements. Refer to ASC 606-10-50-5.
General

34. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, revise your risk factor on page 70 to address how these circumstances could impact your ability to complete your initial business combination. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3407 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at
(202) 551-7951
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology